December 4, 2019

Chaim Indig
Chief Executive Officer
Phreesia, Inc.
432 Park Avenue South, 12th Floor
New York, NY 10016

       Re: Phreesia, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 27, 2019
           CIK No. 0001412408

Dear Mr. Indig:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:    John Egan, Esq.